The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

January 17, 2017

Via EDGAR Transmission

Ms. Valeria Lithotomos:

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”)
File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

This correspondence is being filed in response to your oral comments and suggestions provided to U.S. Bancorp Fund Services, LLC, administrator to the Company, on January 10, 2017, concerning the Company’s Preliminary Proxy Statement filing on Schedule 14A filed on January 6, 2017, on behalf of the Company and its series, the Summit Global Investments Global Low Volatility Fund (formerly Dynamic U.S. Growth Fund) (the “Fund”). Capitalized terms not defined in this letter have the same meaning as in the Preliminary Proxy Statement.

For your convenience, the comments made by the staff have been reproduced in bold typeface immediately followed by the Company’s respective responses.

Questions and Answers

1.                                      Staff Comment:  Please revise the first paragraph of the question entitled “Why am I receiving this Proxy Statement” to state that the New Advisory Agreement will have a higher advisory fee rate than the prior investment advisory agreement.

Response:                                        The Company will make the requested change.

Proxy Statement — Proposal 1 — Board Approval and Recommendation

2.                                      Staff Comment:  Please revise the first paragraph to state that the advisory fee under the New Advisory Agreement will increase.

Response:                                        The Company will make the requested change.

3.                                      Staff Comment:  The last bullet point, entitled “Total Expense Ratio,” states that the expense cap agreement for the Fund extends through December 31, 2017. Instruction 3(e) to Item 3 of Form N-1A states that the effect of an expense cap agreement can only be presented in the fee table to the prospectus so long as it remains in effect for at least one year from the effective date of the registration statement.

Response:                                        The Company supplementally confirms that any expense cap agreement presented in the prospectus will remain in effect for at least one year from the effective date.

4.                                      In the fifth paragraph, please expand upon the reasoning to which the Directors considered the effect of economies of scale as a factor in approving the New Advisory Agreement.

Response:                                        The paragraph has been revised as shown below (additional language has been underlined):

In considering the overall fairness of the New Advisory Agreement, the Directors assessed the degree to which economies of scale that would be expected to be realized if the Fund’s assets increase, whether the Fund was large enough to generate economies of scale, as well as the extent to which fee levels would reflect those economies of scale for the benefit of the Fund’s shareholders. The Directors noted that the Fund’s advisory fee structure did not contain any breakpoint reductions as the Fund’s assets grow in size, but that the feasibility of incorporating breakpoints would continue to be reviewed on a regular basis. The Directors determined that the fee schedules in the New Advisory Agreement are reasonable and appropriate.

Proxy Statement — Other Information — Quorum

5.                                      Staff Comment: Please remove the language that permits proxies to adjourn the meeting if sufficient votes to approve the proposal are not received, or alternatively set forth the adjournment as a separate proposal on the proxy card, per Rule 14a-4(a)(3) under Regulation 14A of the Securities Exchange Act of 1934, as amended, which requires that a form of proxy identify clearly and impartially identify each separate matter intended to be acted upon.

Response:                                        The Company has removed the language that permits proxies to adjourn the meeting if sufficient votes to approve the proposal are not received, and has instead added disclosure stating that the meeting may be adjourned by the chairman of the meeting or as may otherwise be permitted under the Company’s by-laws.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact the undersigned at (414) 765-5366.

Very truly yours,

/s/ Edward Paz
Edward Paz
Assistant Secretary

cc:	David Harden, Summit Global Investments, LLC
James Shaw, The RBB Fund, Inc.
Jillian Bosmann, Drinker Biddle & Reath LLP